Strategic Mining Corp.

130 King Street West suite 1800

Toronto, Ontario, Canada

(416) 865-3391

August  9 , 2010

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Strategic Mining Corp.

Registration Statement on Form 10

File No. 0-53961

Amendment No. 1 filed August   , 2010

Dear Mr. Schwall:

The company is in receipt of your comment letter of May 26, 2010.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

General

1.

We understand that we will become a reporting company upon the automatic effectiveness of the Form 10 at the 60 day mark.  We have filed a stub period for the first quarter with this amendment and will be filing quarterly reports.

2.

We will so mark our amendment and indicate to you where the changes are by page number.

3.

The face page has been amended to include the Series A Preferred Convertible Stock.

4.

The typographical error on the symbol has been corrected on page 15.  Our trading symbol is SMNG.  The reference to a photo on page 6 was a typographical error and has been deleted.  The word “New” has been eliminated on page 14.  The financial statements in the report correspond to the financial statements for the years ended December 31, 2008 and 2009.  All formatting errors in the financial statements have been corrected.

Business, page 4

5.

We have added the lack of revenue generation and quantified in the losses on page 4.

Properties, page 4

6.

Mr. Sterck is the only officer and director of the company who has an affiliation with an entity who has acquired shares, and, as you stated, that affiliation is clearly disclosed on page 14.  We have added that he signed the letter of intent on behalf on Ba Dinh on page 5 and Item 7: Certain Relationships and Related Transactions, on page 18.

Guinea, West Africa, page 4

7.

A fair and accurate French translation of the document is being submitted with the amendment as Exhibit 10.

East Canyon Property, page 5

8.

We have paid only $10,000 so far and acquired 75%, not up to 75%.  References to the 75% on pages 4, 5 and 13 never included the words “up to.”  Page 4 has been supplemented to add the $10,000 payment.

U.S. Securities and Exchange Commission

August 9, 2010

Forward Looking Statements, page 8

9.

The entire paragraph has been eliminated.

Risk Factors, page 8

10.

There are currently no subsidiaries, so the reference on page 8 has been eliminated.

Security Ownership of Beneficial Owners and Management, page 14

11.

  The tables have been supplemented to add the preferred shareholders as of March 31, 2010.

12.

 None of our officers or directors owns any company securities.

13.

Amadou Mara is the person and she has been disclosed on page 14.

Directors and Executive Officers, page 15

14.

Mr. Sterck’s sketch has been so revised.  It is a junior uranium exploration company.

15.

The percentages of time spent by each officer has been disclosed on page 15.

Executive Compensation, page 16

16.

Gary Cripps served only one fiscal year.  Todd Sterck was appointed in 2010.  The tables have been revised.

Certain Relationships and Related Transactions

17.

We have disclosed on page 18 that the letter of intent was entered into and that subsequently the president of Bah Dinh became our CEO.

18.

There was no overlapping at all.  Mr. Sterck became our affiliate after the deal.  He was appointed in 2010.  There can be no conflict of interest because at the time of the deal, he was only acting on behalf of Bah Dinh.

Market price of and dividends on the registrant’s common equity and related shareholder matters, page 17

19.

Out of the past two fiscal years, we were only trading in the last fiscal year, and this has been disclosed.

Recent Sales of Unregistered Securities, page 18

20.

 The missing figures for the share issuances have been added on page 19.

Financial Statements, page 21

21.

Interim financial statements have been included in the amendment for the first quarter ended March 31, 2010, from pages 37-49.

Balance sheets, page 23

22.

All references to development stage have been changed to “exploration stage.”

Note C, Planned Mining Properties, page 29

23.

We have eliminated the fact that we are the first Western company to be licensed for mineral exploration in Vietnam since 1954.

U.S. Securities and Exchange Commission

August 9, 2010

Note D, Stock Based Awards

24.

The statement that no options have been issued has been eliminated.

25.

Options were issued to non-employees for consulting services.  Our disclosures were revised to state options were issued for consulting services.

Note E, Properties, page 32

26.

 A paragraph discussing the specific rights assigned to land has been added to each of the specified property descriptions in the business section beginning on page 5, as well as the notes to financial statements.

Note F – Loans Payable, page 32

27.

The obligations have been reclassified as current liabilities.

Note J – General Business Risks, page 35

28.

The long lived assets have been quantified by country.

Engineering Comments

Business, page 4

29.

The term “development stage company” has been replaced with “exploration stage company.”

30.

A discussion that the Company is an exploration stage company, that there is no assurance that a viable mineral deposit exists on any of our properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined has been added to page 5.

Properties, page 4

31.

 The details requested regarding property ownership, description, process of acquiring mineral rights, nature of claims, indentifying information, conditions, payments, and area of the claims have been added to the description of our properties on page 5.

32.

The disclosures required by paragraph (b) of Industry Guide 7 have been added to the discussion beginning on page 5.

33.

A property map has been inserted into the Form 10 with respect to each property.

34.

A statement that the properties are without known reserves and the proposed program is exploratory in nature has been added.

Vietnam Property, page 5

35.

All references to neighboring properties have been removed.  A description of the geology history and exploration of the property has been limited to the specific property.

36.

All sample information has been removed, as it does not comply with the criteria.

37.

A description of sample collection, identification, analysis and protocols observed has been added to the discussion.

38.

All QA/QC protocols are defined by the Canadian Instrument 43-101 which the company has adopted and adheres to the same guidelines regarding its sample acquisition procedures. This has been added to the discussion.

U.S. Securities and Exchange Commission

August 9, 2010

39.

The disclosure with regard to further exploration plans has been expanded and includes specific management recommendations.

40.

A short summary of permits and operational plans required to executed the exploration activities has been added.

Closing Comments

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

TODD STERCK

Chief Executive Officer